

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170030

DIVISION OF
CORPORATION FINANCE

January 5, 2017

C. Alex Bahn
Hogan Lovells US LLP
alex.bahn@hoganlovells.com

Re: The Coca-Cola Company

Dear Mr. Bahn:

This is in regard to your letter dated January 5, 2017 concerning the shareholder proposal submitted by John C. Harrington for inclusion in Coca-Cola's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Coca-Cola therefore withdraws its December 15, 2016 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: John C. Harrington
Harrington Investments, Inc.
john@harringtoninvestments.com



Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

January 5, 2017

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: The Coca-Cola Company - Shareowner Proposal Submitted by John C. Harrington

Dear Ladies and Gentlemen:

We previously submitted to the staff a letter, dated December 15, 2016, requesting the staff's concurrence that The Coca-Cola Company (the "Company") may exclude the shareowner proposal referenced above from the proxy materials for the Company's 2017 annual meeting of shareowners.

On December 29, 2017, the proponent submitted to the Company and the staff a letter withdrawing the proposal. A copy of the withdrawal letter is attached as Exhibit A. Because the proponent has withdrawn the proposal, the Company also hereby withdraws its request for a no-action letter relating to the proposal.

A copy of this letter is being provided simultaneously to the proponent.

If you have any questions or require additional information, please call me at (202) 637-6832.

Sincerely,

C. Alex Bahn

Enclosure

cc: John Harrington
Jennifer Manning (The Coca-Cola Company)

Mark E. Preisinger (The Coca-Cola Company)
Jane Kamenz (The Coca-Cola Company)

Exhibit A



December 29,2016

C. Alex Bahn
Hogan Lovell US LLP
Columbia Square
555 Thirteenth Street NW
Washington D.C. 20004

Dear Mr. Bahn,

I am in receipt of your letter representing Coca-Cola Company requesting that the Securities and Exchange Commission (SEC) exclude my shareholder proposal requesting the Company to create a new Committee on Sustainability based upon the fact that pursuant to Rule 14a-8(i)(10) it has been substantially implemented on December 8, 2016 when the Board of Directors amended the Public Issues and Diversity Review Committee Charter to add new language to include "... the review of the nature and scope of the Company's sustainability goals and the Company's progress toward achieving those goals."

As my resolution was filed with the Coca-Cola Company on November 2, 2016 and the board amended the Diversity Review Committee Charter on December 8, 2016, I very much appreciate your consideration and response to my request for formally improving Coca-Cola's focus on sustainability: Congratulations!

While Coca-Cola did not agree to create a new committee, I am pleased our Company took immediate action responsive to my resolution by recognizing and institutionalizing a fiduciary duty by our directors, as our agents, to environmental sustainability by including this specific language in the charter.

I am forthwith withdrawing my shareholder proposal from consideration subject to withdrawal of the no action request.

Sincerely,

John C. Harrington

CC: Sanford Lewis
Mark E. Preisenger
B. Wardlaw
Ray Rogers
Securities and Exchange Commission

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW. HARRINGTONINVESTMENTS.COM



Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

Rule 14a-8(i)(10)

December 15, 2016

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: The Coca-Cola Company - Shareowner Proposal Submitted by John C. Harrington

Dear Ladies and Gentlemen:

On behalf of The Coca-Cola Company (the "***Company***"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "***Commission***") of the Company's intention to exclude from its proxy materials for its 2017 annual meeting of shareholders (the "***2017 Proxy Materials***") a shareowner proposal and statement in support thereof (the "***Proposal***") submitted by John C. Harrington (the "***Proponent***"). We also request confirmation that the staff of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if the Company omits the Proposal from its 2017 proxy materials for the reasons discussed below.

A copy of the Proposal and related correspondence from the Proponent is attached hereto as *Exhibit A*.

In accordance with *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("***SLB No. 14D***"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Proponent. Rule 14a-8(k) and SLB No. 14D provide that a proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the staff.

Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned.

The Company currently intends to file its definitive 2017 proxy materials with the Commission on or about March 9, 2017.

THE PROPOSAL

The Proposal requests that the Company's shareowners approve the following:

> Resolved, the shareholders request the Board of Directors establish a new Committee on Sustainability to bring priority attention to our company's vision and responses to important matters of public policy regarding sustainability. Such committee should engage in ongoing review of corporate policies, above and beyond matters of legal compliance, to assess the Corporation's response to changing conditions and knowledge of the natural environment, including but not limited to, waste creation and disposal, natural resource limitations, energy use, waste usage, water use and degradation, and climate change. Such committee should also at least meet annually and review, evaluate, and make recommendations.

In support of the resolution, the Supporting Statement explains further that "[i]ssues related to sustainability might include, but are not limited to: global climate change, emerging concerns regarding toxicity of materials, resource shortages, biodiversity loss, and political instability due to changing environmental conditions."

BASIS FOR EXCLUSION OF THE PROPOSAL

Rule 14a-8(i)(10) – The Proposal Has Been Substantially Implemented by the Company

A. Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. In explaining the scope of a predecessor to Rule 14a-8(i)(10), the Commission said that the exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *Exchange Act Release No. 12598* (July 7, 1976) (discussing the rationale for adopting the predecessor to Rule 14a-8(i)(10), which provided as a substantive basis for omitting a shareholder proposal that "the proposal has been rendered moot by the actions of the management"). At one time, the staff interpreted the predecessor rule narrowly, considering a proposal to be excludable only if it had been "'fully' effected" by the company. *See Exchange*

Act Release No. 19135 at § II.B.5. (Oct. 14, 1982). By 1982, however, the Commission recognized that the staff's narrow interpretation of the predecessor rule "may not serve the interests of the issuer's security holders at large and may lead to an abuse of the security holder proposal process," in particular by enabling proponents to argue "successfully on numerous occasions that a proposal may not be excluded as moot in cases where the company has taken most but not all of the actions requested by the proposal." *Id.* Accordingly, the Commission proposed in 1982 and adopted in 1983 a revised interpretation of the rule to permit the omission of proposals that had been "substantially implemented." *See Exchange Act Release No. 20091*, at § II.E.6. (Aug. 16, 1983) (indicating that the staff's "previous formalistic application of" the predecessor rule "defeated its purpose" because the interpretation allowed proponents to obtain a shareholder vote on an existing company policy by changing only a few words of the policy). The Commission later codified this revised interpretation in *Exchange Act Release No. 40018* at n.30 (May 21, 1998). Thus, when a company has already taken action to address the underlying concerns and essential objectives of a shareholder proposal, the proposal has been "substantially implemented" and may be excluded. See, e.g., *Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp.* (Burt) (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996).

Applying this standard, the staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). For example, in *Apple, Inc.* (avail. Dec. 11, 2014) the staff concurred in the exclusion of a proposal that requested the establishment of a Public Policy Committee where the company had existing systems and controls, including an audit and finance committee, designed to oversee the matters listed in the proposal. *See also Entergy Corporation* (avail. Feb. 14, 2012) (concurring in the exclusion of a proposal that requested establishment of a committee to conduct a special review of certain nuclear matters when the company had an existing nuclear committee responsible for the proposed matters); *Covance Inc.* (avail. Feb. 22, 2008) (concurring in the exclusion of a proposal that requested a report on the feasibility of establishing environmental enrichment committees at the company's laboratories where the company already had institutional animal care and use committees fulfilling the proposed committees' functions); *International Business Machines Corp.* (avail. Jan. 4, 2010) (concurring in the exclusion of a proposal that requested periodic reports of the Company's "Smarter Planet" initiative where the Company had already reported on those initiatives using a variety of different media, including the Company's "Smarter Planet" web portal).

B. The Company has in place a Board committee that substantially implements the Proposal.

The Proposal requires the Company to establish "a new Committee on Sustainability." As the Proposal states, its objective is "to bring priority attention to [the Company's] vision and responses to important matters of public policy regarding sustainability." The Proposal requests that its desired committee "engage in ongoing review of corporate policies, above and beyond matters of legal compliance, to assess the Corporation's response to changing conditions and knowledge of the natural environment." The Company's Board of Directors (the "***Board***") already has in place a Public Issues and Diversity Committee (the "***Committee***") whose charter places responsibility on the Committee for, among other things, aiding the Board in discharging its responsibilities relating to the Company's position on sustainability, reviewing the nature and scope of the Company's sustainability goals and assessing the Company's progress toward achieving those goals. A copy of the Committee's charter is attached as *Exhibit B*. The Proposal also requests that the proposed committee meet at least annually to "review, evaluate and make recommendations." In fact, the Committee meets multiple times a year and its charter requires that it meet at least annually to receive presentations from the Company's Chief Sustainability Officer regarding the Company's sustainability progress. Accordingly, the Company already has in place a Board committee that satisfies not only the essential objectives of the Proposal, but all of its objectives.

C. The Company's sustainability initiatives.

Sustainability is a major focus of the Company's operations. The Proposal requested that its proposed committee focus on several specific corporate sustainability policies, each of which is already a focus of the Company and overseen by the Committee and directed by the Chief Sustainability Officer. The Company's Chief Sustainability Officer, Ms. Beatriz Perez, is the liaison between the Committee and management on sustainability matters. In this role, Ms. Perez has led the Company's global sustainability strategy that focuses on the Company's "Me, We and the World" approach to creating lasting, positive differences for customers, communities and the environment. A copy of the Company's 2015/2016 Sustainability Update, which describes the Company's priority sustainability issues, including packaging and water stewardship, is attached hereto as *Exhibit C*. The Company also reports extensively on its sustainability initiatives and progress towards its 2020 Sustainability Commitments on its website at http://www.coca-colacompany.com/sustainability. Additionally, in order to substantiate certain results reported in its Sustainability Reports, the Company has retained Ernst & Young LLP, a registered public accounting firm, to provide independent external assurance on sustainability indicators related to low- or no-calorie beverages, water use ratio, sustainable packaging, and greenhouse gas emissions related to its manufacturing activities.

As noted, the Proposal requests that the Committee assess the Company's approach to several specific environmental topics, each of which is already a focus of the Company's efforts under the oversight of the Committee and the Chief Sustainability Officer, and which are summarized briefly below:

1. Water Use and Degradation

One of the key priorities of the Company's sustainability efforts focuses on water, an area of vital importance to the Company's business and society at large. The Company is focused on helping provide safe water access, restoring and protecting watersheds, and supporting water for productive use in communities around the world. In 2016, the Company achieved its goal of replenishing an estimated 115% of the equivalent amount of water used in its finished beverages worldwide, something it achieved through 248 community water partnership projects in 2,000 communities across 71 countries. In doing so, the Company became the first Fortune 500 company to publicly claim to replenish all of the water it uses globally. In addition, the Company has focused on improving its manufacturing efficiency to conserve water, successfully reducing the water it uses to create a liter of product by 27% since 2004.

2. Waste Creation and Disposal; Waste Usage

The Company is dedicated to supporting recycling and increasing recovery of packaging in communities nationwide. Within the U.S., the Company participates in the Closed Loop Fund, which is focused on strengthening the country's recycling infrastructure by providing low-interest loans to communities and businesses to support recycling efforts. It also partners with and invests in the Keep America Beautiful and The Recycling Partnership organizations to increase local access to recycling bins and accelerate growth in curbside recycling by increasing access to recycling carts and education.

3. Natural Resource Limitations

The Company is committed to conserving and preserving the Earth's natural resources. The Company has conserved and restored over 187,000 hectares of forest with native species in 20 countries. Further, in 2016, the Company joined the U.S. Forest Service, New Mexico Environmental Department (NMED), and others in a successful wetland restoration project in the Comanche Creek watershed in New Mexico, contributing $280,000 to fund the project.

4. Energy Use; Climate Change

Greenhouse gas emissions from carbon consumption are one of the biggest contributors to global climate change, and the Company has policies dedicated to reducing its greenhouse gas output. The Company achieved its goal of reducing emissions from its manufacturing operations in developed countries by 5% by 2015, with emissions 14% below the Company's 2004 baseline. The Company also has a goal of reducing the carbon footprint of each "drink in your hand" by 25% by 2020. Part of this plan centers on refrigeration, which is the single biggest estimated source of the Company's carbon emissions footprint. Since 2000, the Company has improved its cooling equipment energy efficiency by 40%, and has eliminated 75% of direct greenhouse gas emissions by transitioning to hydrofluorocarbon-free insulation foam for new equipment. All told, the Company has invested more than $100 million over the past decade to make its coolers more environmentally responsible.

D. The Committee's operations

The Proposal requests that its proposed committee "engage in ongoing review of corporate policies, above and beyond matters of legal compliance," and the Committee does exactly that under the direction of its charter, reviewing and advising on the full breadth of the Company's sustainability goals and initiatives. The Proposal also requests that its proposed committee "at least meet annually" to review, evaluate and make recommendations on the Company's sustainability polices. Although the Committee's charter requires an annual meeting to specifically receive reports from the Chief Sustainability Officer, the Committee has met far more often than that in practice. In summary, the Company aspires, and is taking action, to make the world more sustainable for everyone connected to its business and in the communities it serves. In each regard, the Company and Committee already meet or exceed the parameters of the Proposal.

Accordingly, while the Company appreciates the Proponent's interest in the Company and the topic of sustainability, we believe the Proposal is already substantially implemented and therefore excludable under Rule 14a-8(i)(10).

CONCLUSION

For the reasons discussed above. the Company believes that it may omit the Proposal and Supporting Statement from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(10).

We respectfully request that the staff concur with the Company's view and confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2017 Proxy Materials.

If you have any questions or need additional information, please feel free to contact me at (202) 637-6832. When a written response to this letter is available, I would appreciate your sending it to me by e-mail at alex.bahn@hoganlovells.com and by fax at (202) 637-5910.

Sincerely,

C. Alex Bahn

Enclosures

cc: John Harrington
Jennifer Manning (The Coca-Cola Company)
Mark E. Preisinger (The Coca-Cola Company)
Jane Kamenz (The Coca-Cola Company)

Exhibit A

Copy of the Proposal and Supporting Statement and Related Correspondence

Coca-Cola

Whereas, with the deepening and expanding interest by consumers and investors in sustainability, the success of our company is increasingly impacted by responses to challenges in an extensive range of public policy and sustainability issues including environmental priorities and initiatives, human rights, nutritional standards, water use and degradation, the use and labeling of genetically modified crops, and political engagement;

Whereas, as fiduciaries, our Board of Directors has a responsibility for our ". . . Company's positions on corporate social responsibility and public issues of significance, which may affect shareholders, the Company, the business community, and the general public. . .", the board has delegated specific duties to the Company's Public Issues and Diversity Review Committee;

Whereas, in the Charter of the Public Issues and Diversity Review Committee, the Committee is given a vague responsibility to "...evaluate social, political and environmental trends, issues and concerns which affect or could affect the Company's business activities and performance . . . " the charter neither specifies nor prioritizes important company sustainability issues;

Whereas, while the aforementioned committee is specifically required to receive annual presentations by management regarding some committee policy goals (diversity and human rights), there are no similar annual requirements for presentations on sustainability goals, or for Company policies to be evaluated, or recommendations made;

Resolved, the shareholders request the Board of Directors establish a new Committee on Sustainability to bring priority attention to our company's vision and responses to important matters of public policy regarding sustainability. Such committee should engage in ongoing review of corporate policies, above and beyond matters of legal compliance, to assess the Corporation's response to changing conditions and knowledge of the natural environment, including but not limited to, waste creation and disposal, natural resource limitations, energy use, waste usage, water use and degradation, and climate change. Such committee should also at least meet annually and review, evaluate, and make recommendations.

Supporting Statement:

The proponent believes it is important for an independent committee to be created with its fiduciary duties focused on representing shareholders for oversight of company sustainability policies and practices, including related public policy initiatives. Issues related to sustainability might include, but are not limited to: global climate change, emerging concerns regarding toxicity of materials, resource shortages, biodiversity loss, and political instability due to changing environmental conditions.

Adoption of this resolution would enhance our reputation and reinforce our company's position as an industry leader in these areas of increasing and long term concern to investors and policy makers.

Exhibit B

Public Issues and Diversity Committee Charter

The Coca-Cola Company
Public Issues and Diversity Review Committee Charter

Purpose

The Committee is established by the Board to aid the Board in discharging its responsibilities relating to the Company's positions on sustainability, corporate social responsibility and public issues of significance, which may affect the shareowners, the Company, the business community and the general public; and to perform such other duties as may be delegated by the Board and consistent with this Charter.

Committee Membership

The Committee shall consist of no fewer than three members of the Board of Directors. The members of the Committee shall be established by the Board and removed by the Board. A majority of the members shall constitute a quorum.

Committee Authority and Responsibilities

1. The Committee shall evaluate social, political and environmental trends, issues and concerns which affect or could affect the Company's business activities and performance; and make recommendations to the Board and management regarding how the business can adjust to these trends.
2. The Committee will review the Company's progress toward its diversity goals and compliance with the Company's responsibilities as an equal opportunity employer. The Committee will receive at least annually, presentations by the Chief Diversity Officer and others related to the accomplishment of the Company's diversity and equal opportunity goals.
3. The Committee will review the nature and scope of the Company's sustainability goals and the Company's progress toward achieving those goals. The Committee will receive at least annually, presentations by the Chief Sustainability Officer, and others as required, related to the accomplishment of the Company's sustainability goals.
4. The Committee will review the Company's human and workplace rights policies and how the Company demonstrates respect for human and workplace rights in our business system, in our supply chain and in the communities in which we operate. The Committee will receive at least annually, presentations related to progress in this area.
5. The Committee shall annually review shareowner proposals submitted to the Company and make recommendations to the Board regarding the response to such proposals to be taken by the Board in the Company's annual proxy statement.
6. The Committee shall review the Company's public policy advocacy efforts, including all political contributions, to ensure alignment with Company policy and our overall values. This review will occur at least annually. In addition, the Committee will periodically review the Government Advocacy and Political Contributions policy to ensure its efficacy.
7. The Committee shall annually review charitable contributions made by the Company.

8. The Committee shall have the authority to delegate any of its responsibilities to subcommittees, as the Committee may deem appropriate in its sole discretion.
9. The Committee shall have authority to retain such outside counsel, experts and other advisors, as the Committee may deem appropriate in its sole discretion and shall have the sole authority to approve related fees and other retention terms. The Committee shall be provided with appropriate funding, as determined by the Committee, for payment of compensation to such outside counsel, accountants, experts and other advisors.
10. The Committee shall make regular reports to the Board regarding its actions and recommendations.
11. The Committee shall conduct and present to the full Board an annual performance evaluation of the Committee.
12. The Committee shall review at least annually the adequacy of this charter and recommend any proposed changes to the Board for approval.

Amendment

This Charter and any provision contained herein may be amended or repealed by the Board of Directors.

Last updated: December 8, 2016

Exhibit C

Coca-Cola Company 2015/2016 Sustainability Update


Coca-Cola
SUSTAINABILITY
UPDATE 2015/2016

About the Cover:

Water and Women — Creating a Ripple Effect

Elizabeth, shown on the cover, is a mother and water kiosk manager in Naivasha, Kenya, where access to safe drinking water was scarce.

Read more about Elizabeth and two other equally inspiring women — Sofia and Geetha (all shown here) — who share their stories and demonstrate the positive impact that occurs when women entrepreneurs have access to safe drinking water.

Access to water brings new employment opportunities through new businesses related to agricultural programs or even water kiosks where safe water access is managed for the community. Women who no longer transport water for their families can spend time learning entrepreneurial skills to run businesses and can provide for their families in a different way.

Elizabeth, Sofia and Geetha are just three of many women who have benefited from Coca-Cola's 5by20™ initiative and water programs. Through their work they continue to create a "ripple effect," strengthening their communities.







TABLE OF CONTENTS


Pictured: James Quincey, President and Chief Operating Officer, and Muhtar Kent, Chairman and Chief Executive Officer.

OUR JOURNEY FORWARD

A Letter from Muhtar Kent and James Quincey

DEAR FRIENDS, COLLEAGUES AND PARTNERS:

The Coca-Cola Company is committed to creating more long-term sustainable value for everyone connected to our business and the communities we proudly serve across more than 200 countries and territories.

Our work on sustainable business practices not only helps to improve the lives of individuals and families across the Coca-Cola system, it also helps to strengthen the connections between our brands and the people who reach for them more than 1.9 billion times a day.

This is fundamentally important to us as we know our business thrives and grows best when our local communities are also thriving and growing.

To this end, we've established a set of priorities that are intimately connected to our business of producing and selling high-quality beverages and providing people with simple moments of refreshment and togetherness.

Today, our primary sustainability focus is on the "Three Ws" of women, water and well-being.

Women, often pillars of the communities we serve, tend to invest strongly in their families and neighborhoods. However, they remain at an economic disadvantage in almost every part of the globe. That's why we made a commitment to an initiative called **5by20**™—with a goal to help enable 5 million women entrepreneurs across our global value chain by 2020.

As of year-end 2015, we had helped to enable the economic empowerment of more than 1.2 million businesswomen with programs in the form of training, mentoring, micro-loans and more.

Water, the primary ingredient in our products, is essential to the sustainability of our business. In 2015, we achieved our goal of replenishing 100 percent of the water we use in our finished beverages as calculated using generally accepted scientific methods and with the assistance of independent, reputable partners like Deloitte, The Nature Conservancy and LimnoTech. But reaching 100 percent replenishment doesn't mean our work is done and as our business grows, we will continue to maintain our stewardship of this valuable resource.

As for **well-being**, we are taking a holistic view of what it means to make a positive difference in the world. This effort begins with the role of our brands and the value we create for those linked to our business, including our associates, retail and restaurant customers, bottling partners, suppliers and many others.

Our work doesn't stop there. In 2015, we also joined with partners in advance of the COP21 conference to sign the Food

NEWS AND OPINIONS

- 2015 Year in Review
- Five Strategic Actions
- Q&A with James Quincey
- Muhtar Kent: Why I'm a Realistic Optimist
- Download: 2015 Annual Review

and Beverage Leadership Statement on Climate Change

Moreover, we continue to seek new ways to increase supply chain sustainability and reduce our overall carbon footprint. In 2015, we placed in market more than 490,000 HFC free beverage coolers, bringing our total to 1.8 million.

Beyond our sustainability commitments, we support the United Nations Global Compact, advancing its principles through our actions and our relationships. We believe in creating value and engaging across local, regional and national governments, NGOs, educational institutions, and our local communities.

Of course, there are always areas where we can improve. In 2015, we took action to engage more transparently with groups and individuals concerned about obesity. We're also concerned about the growing challenge of non communicable diseases. Additionally, we've expanded our efforts to be part of the solution through sweetener and packaging innovations, product reformulation, responsible marketing, promoting clear facts and increasing the number of no-, low- and reduced calorie beverage options.

Macroeconomic uncertainty and volatility remain concerns for our business. We believe, however, that a business like ours must continue to invest in our brands and our communities in all economic circumstances. This approach is a long term business strategy and can also help the people and communities enduring times of hardship.

In all we do, our business tries to take the approach of staying "constructively discontent." We're always encouraging our partners, our colleagues and ourselves to achieve more, work more holistically and be more efficient.

Thank you for your interest in Coca-Cola's ongoing sustainability journey. We welcome your feedback and your suggestions as we continue in our relentless pursuit of ever more sustainable business practices and greater value creation.

Very best regards,

Muhtar Kent
Chairman and Chief Executive Officer
The Coca-Cola Company

James Quincey
President and Chief Operating Officer
The Coca-Cola Company

OUR STRATEGY: EMBEDDING SUSTAINABILITY IN THE BUSINESS

A Letter from Bea Perez, Chief Sustainability Officer





"We are a global business that operates on a local scale, in every community where we work; that is the strength of the Coca-Cola system. We've built our business on the power of partnerships, starting at our earliest origins with our bottling partners at the community level. Today, this global-local business endures as we engage with stakeholders around the world to work together through our 'Golden Triangle' partnership approach to create lasting value. This is what sustainability means to us."

Read the Full Letter on Coca-Cola Journey.



2020 SUSTAINABILITY COMMITMENTS: PROGRESS UPDATE

PILLAR	CHAPTER	GOAL	PROGRESS 2015	2014	2013
ME Enhancing Personal Well-being	Well-Being	Offer low- or no-calorie beverage options in every market.	191 markets	191 markets	192 markets
		Provide transparent nutrition information, featuring calories on the front of all of our packages.	Nearly all markets	Nearly all markets	Nearly all markets
		Market responsibly, including no advertising to children under the age of 12 anywhere in the world.*	100% print; 99.8% online; 97.0% television	100% print; 99.5% online; 88.5% television	100% print and online; 96.9% television
WE Creating Stronger Communities	Women	Enable the economic empowerment of 5 million women across our global value chain–cumulative (as per Coca-Cola's definition).	More than 1,200,000	Nearly 865,000	More than 550,000
	Human Rights	Achieve at least 98% compliance with independent franchise bottling partners and 95% compliance with our Supplier Guiding Principles (SGP) among our suppliers.	90% of bottling partners and 92% of direct suppliers achieved compliance with our SGP.	88% of bottling partners and 90% of direct suppliers achieved compliance with our SGP.	83% of bottling partners and 86% of direct suppliers achieved compliance with our SGP.
	Giving Back	Give back at least 1% of the Company's operating income (OI) annually. (Total $; %OI)	$117MM; 1.2%	$126MM; 1.3%	$143MM; 1.4%
WORLD Protecting the Environment	Water	Safely return to communities and nature an amount of water equivalent to what we use in our finished beverages and their production.**	115% (191.9 B liters) of the water used in our finished beverages (based on 2015 sales volume).	94% (153.6 B liters) of the water used in our finished beverages (based on 2014 sales volume).	68% (108.5 B liters) of the water used in our finished beverages (based on 2013 sales volume).
		Improve water efficiency in manufacturing operations by 25% compared with a 2010 baseline. (liters of water used per liter of product produced by the Coca-Cola system; % improvement since 2010)	1.98; 12%	2.03; 10%	2.08; 8%
	Packaging	Work with our partners to recover and recycle the equivalent of 75% of the bottles and cans we introduce into developed markets. (estimate percent progress)	59%	61%	63%
	Climate	Reduce the carbon footprint of "the drink in your hand" by 25% (estimate progress compared with a 2010 baseline).	13%	Draft reduction targets have been set through 2020 by business units.	Metrics established.
	Agriculture	Sustainably source our key agricultural ingredients.	More than 95% of Coca-Cola's globally sourced coffee and tea and an estimated 54% of our lemon supply meets Company-approved sustainable sourcing guidelines. Coca-Cola is contracted to purchase over 1 million tons of more sustainably sourced sugar in 2016.	Developed the seven-step Supplier Engagement Program and convened 14 workshops.	Publicly committed to sustainably source our key agricultural ingredients.

This dashboard provides an overview of our 2020 sustainability commitments. These commitments extend across the entire Coca-Cola system, which includes all of our nearly 250 independent bottling partners. We have set ambitious targets to drive system-wide change beyond small operational improvements. Although we do not own most of the companies that comprise our bottling system, we feel it is important to strive for large-scale success and to provide leadership that will raise the bar for our system and our industry.

OUR APPROACH TO REPORTING

Introducing Our Refreshed Reporting Structure

The Coca-Cola Company has a longstanding commitment to reporting on our sustainability journey. As we advance progress against our **2020 Sustainability Commitments**, we issue sustainability updates annually that encompass both our Company's and the broader Coca-Cola system's global operations.

Click here to access our prior annual sustainability reports.

OUR APPROACH

We found that a single document does not always meet the needs of all our stakeholders. That is why, this year, we have transitioned our sustainability updates and disclosures online at Coca-Cola Journey, where we can update our reporting with dynamic, real-time news stories and blogs. We have also published this succinct Sustainability Update, which provides readers with this year's highlights and links to find more information online.

Throughout this PDF, we include 2015 highlights, as well as links to stories and disclosures on Coca-Cola Journey and our 2015 Form 10-K. In each chapter we report on key progress from the past year, key partnerships and link readers to disclosures on Coca-Cola Journey. We also highlight stories from our global Journey pages, some of which will be reported in local languages. This helps to demonstrate the breadth of our reporting across the system.

EXPANDING THE BREADTH OF OUR REPORTING

A shorter PDF document does not mean less information. On the contrary, the role of this Sustainability Update is to provide easier access to all of our disclosures, metrics, programs and progress online. We believe this new reporting structure will make it easier for our stakeholders to locate the information that matters most to them. Our Sustainability Update is a portal to a larger universe of information. This way, our readers can take advantage of the best of both worlds. A quick summary of the year's highlights with the option to dive deeper into the online modules, rich with dynamic, real-time news stories and blogs.

HOW TO NAVIGATE THIS REPORT

Access to our sustainability disclosures can be found in our Sustainability Update and on Coca-Cola Journey. Throughout Journey, we include discussions on our approach to, and management of, our priority issues, goals, metrics, partnerships and programs, while the Sustainability Update includes only highlights from 2015 with access to our disclosures, policies and programs.


About This Report
The systems, scope and activities associated with our reporting.


Disclosure & Content Index
Our reporting against leading sustainability frameworks - GRI, UNGC, and SDGs.


Priority Issue Analysis
Prioritizing our issues enables us to report on those that matter most to our business and stakeholders.


SUSTAINABILITY
AIDS in Africa


Access to our sustainability disclosures can be found here in this Sustainability Update and on Coca-Cola Journey. Read more.

WATER STEWARDSHIP

Coca-Cola Achieves 100 Percent Replenishment Goal

SIGNIFICANT ACHIEVEMENT: REPLENISHING THE WATER WE USE

In 2015, we achieved **our goal** to replenish at least 100 percent of the water we use in our finished beverage sales volume. Based on the Coca-Cola system's 2015 global water replenishment projects, the system is balancing the equivalent of an estimated 115 percent of the water used in its finished beverages based on 2015 sales volume. This estimate was calculated using generally accepted and recognized scientific and technical methods, and in association with independent third parties like The Nature Conservancy, LimnoTech and Deloitte. In 2015, the Coca-Cola system replenished 191.9 billion liters of water to communities and nature, through 248 community water projects in 71 countries.

On the production side, the Coca-Cola system returned approximately 145.8 billion liters of water used in its manufacturing processes back to local watersheds near our bottling plants through treated **wastewater** in 2015.

Reaching 115 percent replenishment doesn't mean our work is complete. We will continue to advance water projects because, as the primary ingredient in our products, water is essential to the sustainability of our business and that of our bottling partners and the markets we serve. To help ensure the long-term availability of this critical resource to both local communities and our operations, we have a **robust water stewardship and management program** that includes a formal approach to responsible **water risk management**.

Our water stewardship efforts are built on rigorous transparency. We gather detailed data on our replenishment projects and make them **available online**. We invite you to review the data.

WATER MANAGEMENT IS CRUCIAL TO OUR BUSINESS

Because water quality and availability is key to our business, our stewardship is based on a comprehensive risk mitigation strategy, which we continue to evaluate on a regular basis.

OUR WATER FOCUS

- Collaborating to Replenish the Water We Use
- Improving Our Water-Use Efficiency
- Mitigating Water Risk
- Treating and Recycling Wastewater

Our strategy is governed at the highest levels of our business, with oversight from our CFO, CSO and Board of Directors.

CONTINUE READING ON PAGE 8



Raising Awareness and Collective Action for Water with WWF

World Wildlife Fund and The Coca-Cola Company have been working together since 2007 to help conserve the world's freshwater resources. Read more.



ESTIMATED QUANTITY OF WATER REPLENISHED

In 2015, the system replenished an estimated 191.9 billion liters of water through 248 community water projects in 71 countries.

Replenished	Year
115%	2015
94%	2014
68%	2013
52%	2012



Responsible Water Management in India and Beyond

In India, our local bottling plants are working to identify opportunities to reduce consumption and recycle and reuse water. Read more.

IN-DEPTH REPORTING

- Our Approach to Water Stewardship
- Our Partners
- Our Position: Respecting the Human Right to Water and Sanitation
- The Water-Energy-Food Nexus
- Our CDP Climate Change and Water Disclosures

PROJECT RAIN MILESTONES

Our **Replenish Africa Initiative (RAIN)** achieved its goal of improving sustainable access to safe water for more than 2 million people by end of 2015 in more than 1,800 communities. But we are not stopping there. We have challenged ourselves and our more than 140 partners to provide the same benefit to another 4 million people by 2020. RAIN programs have also provided sanitation and hygiene, productive use of water or watershed protection programs in 37 African countries.

In order to help lift people out of poverty, giving African communities more opportunity for prosperity, The Coca-Cola Foundation and **The Coca-Cola Africa Foundation pledged an additional $35 million** in 2015 to continue supporting water-based initiatives across Africa.

NEW WORLD INITIATIVE & SUSTAINABLE DEVELOPMENT GOALS

Building on the successful partnership with the United Nations Development Programme (UNDP) on Every Drop Matters, we launched the **New World** in 2014. This initiative expands our scope of collaboration beyond water sustainability to also include empowering women and youth, improving education and generating job opportunities to build resilient communities. Since 2015, New World has reached more than an estimated 1 million people through 44 projects in 19 countries.

New World not only aligns with Coca-Cola's sustainability strategy but is also positioned to play a key role in support of the United Nations **Sustainable Development Goals** (SDGs). Coca-Cola was involved in a **variety of SDG events and activities** in 2015, including engaging in discussions at the World Water Forum. In 2015, we also signed onto several statements, including the **Women for Water and Sanitation Declaration** and the **joint statement on access to water, sanitation and hygiene and freshwater ecosystem conservation** with WWF and WaterAid.

WATER FUNDS TO ADDRESS GLOBAL WATER CHALLENGES

Coca-Cola has invested in nearly **50 water funds** across 11 countries in Latin America, the Caribbean and Africa. Water funds are financial instruments designed to preserve water for all users in a watershed.

Ultimately, we believe the most effective way to address water conservation is collaboration at all levels—**business, government and civil society**—and that every user of water needs to be a part of the solution. Even though we have exceeded our 100 percent water replenishment goal, we will continue our work, ensuring that replenishment and **source water protection** remain priorities for the Company and our bottling partners.

READ MORE ABOUT **WATER STEWARDSHIP** ON COCA-COLA JOURNEY ›

PERFORMANCE ON WATER EFFICIENCY IN MANUFACTURING


2004
2.7L
2015
1.98L
2020
1.7L
27%
less water used per liter of product over 13 years



Working to Restore Ayubia National Park

Learn how an integrated multi-stakeholder approach rooted in community empowerment creates results to restore watersheds in Pakistan.

Read more on Coca-Cola Pakistan Journey

"Globally, our freshwater environment is under threat. Assessment of water-related risks and impacts is the first step in any plan to tackle global water challenges. And The Coca-Cola Company has been a leader in this space, sharing learnings with others in their sector. The Coca-Cola Company has started the journey towards good water stewardship and made solid progress. However, we see a long road ahead. The next challenge is to expand on the work being done and influence policy makers to recognize the need for action to ensure the durability of these programs."

KARIN KRCHNAK, DIRECTOR, FRESHWATER, WORLD WILDLIFE FUND



Things You Want Us to Answer Around Water

This is a series focused on transparency, in which Bea Perez and Greg Koch address frequently asked questions about water. Read more.

The Sustainable Development Goals

The Coca-Cola Company sees the value that meeting the Sustainable Development Goals (SDGs) will bring to the world, business and, most importantly, to those afflicted by poverty. Through our sustainability platform, our Company is aligned and contributing toward all 17 SDGs, with an especially strong focus on our leadership areas of women, water and well-being.

The Company launched a comprehensive overview of Coca-Cola's inputs toward the achievement of the SDGs, outlining our support of meaningful programs and partnerships that help communities achieve these necessary goals, to build a better world for 2030 and beyond.

IN-DEPTH: EXPLORE OUR WORK TO SUPPORT THE SDGS

- Sustainable Development Goals Need Us – Yes, Us, The Private Sector by: Bea Perez, CSO, The Coca-Cola Company
- Download Our Interactive PDF


NAIVASHA WATER SEWARAGE & SANITATION COMPANY
WSUP
rain
UKaid
Tumia maji
bila flouride
Kwa afya bora

WOMEN'S ECONOMIC EMPOWERMENT

The Road to 5 Million:

5by20™ Initiative Enables More Than 1.2 Million Women Entrepreneurs

GLOBAL EXPANSION TO 60 COUNTRIES

In 2015, The Coca-Cola Company achieved a milestone in our effort to help enable the economic empowerment of women around the world: as of the year's end, our **5by20™ initiative** had enabled more than 1.2 million women entrepreneurs across **our global value chain**. Approximately 372,000 women participated in 5by20 in 2015, increasing the cumulative number of participants by 43 percent over the prior year.

Through 5by20, we address the most common barriers women face when trying to succeed in the marketplace by providing access to three economic enablers: business skills training; access to finance and assets; and networking and mentoring. By helping overcome these challenges, 5by20 is helping provide millions of women opportunities to build their businesses, support their families and build their communities, while inspiring more to do the same.

THE ROAD AHEAD

While we are proud of the progress achieved in the first five years, there is still a great deal of work ahead on the journey to enable 5 million women by 2020. We are working with key partners to build on best practices in the Coca-Cola system worldwide and on the valuable insights and programs our partners bring to the table, encouraging innovation, scale-up and replication.

5by20 is built on the concept of using the **power of partnerships** to create positive social and economic change. Working through the "Golden Triangle" of business, government and civil society has greatly increased the impact and scale of our programs. **Our partners** include UN Women, Mercy Corps, TechnoServe, the Bill & Melinda Gates Foundation, the International Finance Corporation, the Inter-American Development Bank and hundreds of other organizations around the world.

CONTINUE READING ON PAGE 11

IN-DEPTH REPORTING

- Our Approach to Women's Empowerment
- How We're Doing: Our Progress
- 5by20 by the Numbers
- The Road to 5 Million


1.2 MILLION WOMEN ENABLED
131k
300k
550k
865k
1.2M
'11 '12 '13 '14 '15
Our Progress:
Read about our work to help enable the economic empowerment of 5 million women across our global value chain by 2020.



Water and Women: Creating Change Together

Communities win when women entrepreneurs have access to water and business skills training. See how it's creating a "ripple effect" for people like Sofia. Read more.


In 2015, 5by20 expanded into
8 NEW COUNTRIES
making a total of
60 COUNTRIES
with programs.

Through our **GLOBAL WOMEN'S LEADERSHIP COUNCIL** we continue our focus to expand opportunities for and increase the representation of senior female leadership in the Company.



Results on the Ground: South Africa

Business skills training courses implemented by Coca-Cola, UN Women and Hand in Hand are helping women like Noko. Her story

(L to R: Susan Mboya, president of The Coca-Cola Africa Foundation; Phumzile Mlambo-Ngcuka, executive director, UN Women; Noko Magangela, a 5by20 participant; and Nathan Kalumbu, former president, Coca-Cola Eurasia and Africa)

Women Empowering Women in Bangladesh

In 2015, women-run centers trained more than 10,000 women in a variety of sectors. Learn more.

"As UN Women's collaboration with The Coca-Cola Company demonstrates, the combination of expertise, resources and committed leadership is a powerful force for change. Investing in women-owned SMEs pays dividends in terms of jobs, income generation and improved development outcomes."

PHUMZILE MLAMBO-NGCUKA, EXECUTIVE DIRECTOR, UN WOMEN



Providing a 'Home to Mothers'

Several budding community centers in Sichuan Province, China aim to provide learning and development programs for more than 50,000 women.

Read more on Coca-Cola China Journey

MAKING A LASTING IMPACT

By studying the impact of select programs, we are able to demonstrate positive results. In 2013, Coca-Cola and Ipsos, a leading global market research company, began conducting an impact study of 101 women entrepreneurs in Gauteng and North West provinces in South Africa. Results collected over 18 months indicate that, on average, women entrepreneurs participating in the study saw increases in sales and personal income, which they were able to use for basic expenses for their families and to put into savings accounts.

Specific data points from the study include:

- Average business sales increased 44% and data indicates average personal income increased 23% over one year (July 2014-July 2015).
- More than half (54%) of participants reported their business improved 'a lot' as a result of the training. Of those women reporting their business improved 'a lot', more than half saw an increase in personal income.
- Approximately two-thirds of participants reported they were able to put money in savings each month.

We continue to leverage our global scale to help women entrepreneurs reach new markets. In June 2015, we piloted selling handmade items made from Coca-Cola packaging globally online through the Coca-Cola Store. Each item is made by 5by20 women entrepreneurs, and the proceeds directly benefit 5by20 artisans and their communities.

READ MORE ABOUT WOMEN'S ECONOMIC EMPOWERMENT ON COCA-COLA JOURNEY ▸

WELL-BEING

Our Way Forward:

Evolving to Keep Consumers Front and Center

THE WORLD IS CHANGING. SO ARE WE.

In 2013, we committed to invest in physical activity programs around the world, while continuing to invest in scientific research on the role of physical activity in human health. We believed that was the best way for us to help advance the fight against obesity.

Last year, however, we realized we had fallen short. While well-intended, our focus on scientific research and physical activity created confusion that ultimately led to mistrust and legitimate criticism.

Though we had already begun a journey to change, we've listened carefully and are implementing a number of accelerated actions to address these concerns.

In particular, last year we realigned our focus from physical activity to the broader well-being of entire communities. That means ensuring we work even harder to help local organizations like schools, senior centers and community hubs provide the kinds of services and experiences people depend on.

To be clear: we still fully embrace the role our Company can and should play in helping people better manage their sugar and calorie consumption. That means taking an honest look at our beverages and how we sell them, and making real, purposeful changes—changes that give consumers the Coca-Cola experience they expect but with less sugar and fewer calories whenever we can.

In short, we can't just say more; we must do more.

A RENEWED FOCUS ON STRENGTHENING COMMUNITIES

If you peek back in time—130 years to be exact—we've been an integral part of local communities from Birmingham to **Buenos Aires** and everywhere in between.

Whether it's creating countless good-paying jobs, volunteering our time to make a difference, or **providing essential resources** in times of need, we take our commitment to the communities we call home seriously. And while this commitment to strengthening communities isn't anything new, with our Company's size and scale, we can do so much more to strengthen the fabric of neighborhoods, towns, and cities across the globe.

CONTINUE READING ON PAGE 13



Behind the Bottle: Our Ongoing Commitment to Meaningful Transparency

We continue to update our public disclosure of our financial support of scientific research, health-related programming, and health care professionals. Read more



Superheroes Clash Over Mini Cans

Showcasing the benefits of our smaller packages, Coca-Cola's ad for the "big game" featured an epic clash between two superheroes. Read more



Coke's Venturing & Emerging Brands Unit Pursues 'Next Big Thing'

See how Coca-Cola's VEB is working to identify, nurture and scale our next billion-dollar brands. Read more


ZICO
Honest
fairlife

CONSTANTLY THINKING ABOUT WHAT YOU'RE DRINKING

While we're working to evolve, consumers aren't being shy about what they want from us. If the past was about bigger and cheaper, the present and future are about smaller and more valuable. From phones to homes to portion sizes, consumers are finding more value in **smaller packages**. And people everywhere are becoming more health-conscious, whether it's watching salt, fat, added sugar, or refined carbohydrates generally.

People continue to tell us they love Coca-Cola, but they don't necessarily want all of the calories. So we're rolling out smaller package options such as our 7.5 oz. mini cans and 8 oz. aluminum bottles. In addition, we are providing a wider selection of low- and no-sugar beverages. The introduction of **Coca-Cola Life**, sweetened with cane sugar and **stevia**, is just one recent example of how we're providing lower-sugar alternatives to classic favorites. And our **Freestyle machine** brings over 60 low- and no-sugar beverages to consumers at the press of a button.

Consumers expect us to be open, honest and transparent in everything we do. That means providing as much information about our beverages as possible. One way we're making this a reality is through **front-of-pack labeling**, which lets consumers see how many calories are in a beverage without evening having to pick it up.

They also expect us to be **responsible in how we market** our beverages around the world. We couldn't agree more. That's why we're reallocating some of our marketing dollars to **promote choice** and encourage moderation through low- and no-sugar options, as well as smaller package sizes.

Not only must The Coca-Cola Company build brands, but we must also continue to build trust. That can only happen if we hold ourselves to the highest standards, **acknowledge when we make mistakes**, and **quickly do what's right whenever we fall short**.

THE WAY FORWARD

This year of reflection and change has led us to refocus our efforts on what we have done best for over 130 years: create the future, lead by example and strengthen communities. Taken together, these actions will help us keep consumers at the center of our business and provide the best Coca-Cola experience possible so we can unleash the growth we're fully capable of.

All of this is an affirmation of who we are and what we stand for at The Coca-Cola Company. It's a series of specific, strategic actions with measurable outcomes that, we think, will make the world a better place and help us grow our business sustainably and responsibly.

READ MORE ABOUT WELL-BEING ON COCA-COLA JOURNEY ›



zero SUGAR
Coca-Cola
zero SUGAR
NEW
IMPROVED TASTE

Focused on the Future

In this one-on-one interview, Coca-Cola North America's Chief Technical Officer, Nancy W. Quan, talks about how innovation drives our strategy for reaching new consumers in smarter, more responsible ways. Read more

A $13M Campaign to Help Reduce Sugar Consumption

How Coca-Cola is investing in alternative drink options in Great Britain. Read more on Coca-Cola Great Britain Journey

"Consumers are concerned about sugar, and they're concerned about artificiality. They also want greater control, they want choice and they want products that are natural. We must adapt to where the future is going."

JAMES QUINCEY, PRESIDENT AND CHIEF OPERATING OFFICER,
THE COCA-COLA COMPANY
CONSUMER ANALYST GROUP OF NEW YORK CONFERENCE, FEBRUARY 19, 2016



The Power of Mentoring

See how a high school senior from Cambodia changed a Texas entrepreneur's life through their time together in the Coca-Cola Scholars program. Read more



Coca-Cola

Anti-polio Drive, Argentina 1964

With three volunteers, Jorge Schiantarelli of the Coca-Cola Sales Department loads vaccine. With the help of Coca-Cola personnel and trucks, one million doses of polio vaccine were distributed by the Association for the Fight Against Infantile Paralysis in one day in the Province of Buenos Aires.


msd

Providing Access to Critical Medicines

Coca-Cola is only as strong as the communities we serve, so we leverage our skills and those of our partners to help create healthy, thriving communities.

By utilizing The Coca-Cola Company's business, route-to-market, technical and marketing expertise, Project Last Mile is helping get medical supplies the "last mile" to remote and hard to reach communities in Africa.

Project Last Mile is an example of a public-private partnership designed to assist African governments in getting critical medicines and medical supplies the "last mile" to remote and hard-to-reach communities.

Read about Project Last Mile, the work of The Coca-Cola Africa Foundation and our many partners.

Photo Gallery

Mother Nasra Ally and child are waiting outside a clinic in the Northern Zonal Area of Tanzania's Dar es Salaam District as a truck offloads medicine directly to the clinic. They await medical care that was not easily accessible prior to the launch of Project Last Mile.

View a photo gallery including Mother Nasra Ally and others involved with Project Last Mile.

Related: Project Last Mile Infographic | Report: Yale Global Health Leadership Institute

HUMAN AND WORKPLACE RIGHTS

Coca-Cola Progresses in Advancing Human and Workplace Rights

OUR APPROACH TO HUMAN AND WORKPLACE RIGHTS

The Coca-Cola Company's commitment to respect human rights extends to all aspects of our business conduct and relationships in our value chain. To meet that commitment, in 2015 we continued to study supply-chain risks related to human and workplace rights, expanded our engagement with our associates and key stakeholders and developed new tools for sharing our policies broadly.

DRIVING CHANGE IN OUR AGRICULTURAL SUPPLY CHAIN

In 2013, we committed to completing 28 intensive third-party studies of our top sugar-sourcing countries addressing human-rights risks in our agricultural supply chain by 2020. We continued that effort during 2015 and into 2016, releasing the results of the studies of **Colombia**, **Guatemala**, **El Salvador**, **Honduras** and **Brazil**.

These studies—on child labor, forced labor and land rights—have become an effective tool for engagement with our suppliers, bottling partners and external collaborators. Research and fieldwork is currently underway in India, Mexico and several countries in Africa. Learn more about our **country studies**.

In July 2016, we published our fourth Myanmar **Responsible Investment Report**, which provided an update on our ongoing due diligence efforts, progress to date, challenges and opportunities.

The report highlighted our continued focus on advancing a culture of safety and compliance through thousands of hours of training, awareness-raising efforts and safety recognition awards. To address overtime issues, we created more than 200 positions in 2015 and implemented a system to flag when overtime limits are approaching. In early 2016, we submitted a public comment to the U.S. State Department expressing our support for the reporting

CONTINUE READING ON PAGE 16


Coca-Cola

10 Years and Counting
Coca-Cola Scores 100 on Corporate Equality Index. Read more.

IN-DEPTH REPORTING

- Human Rights Policy
- Our Progress: Achieving Compliance
- Supplier Guiding Principles
- Addressing Global Human Rights Issues
- Engaging Stakeholders about Human Rights
- Workplace Safety and Health
- Coca-Cola's Diversity Efforts



Coke's director of global workplace rights, Brent Wilton, discusses "What Respect for Human Rights Means to Me."


The Coca-Cola Company
PAID PARENTAL LEAVE
EFFECTIVE JAN. 1, 2017
What's Included?
6 Weeks
of Paid Leave
Who is Covered?
Moms
Dads
Same-sex partners
Adoptive parents
Foster parents
* Non-bargaining employees in the U.S.


OUR PROGRESS
In 2015, we met our goal to have 98% of Company-owned facilities achieve compliance with our Human Rights Policy.
Read more about our progress and our path forward.
94%
98%
98%
'13
'14
'15

requirements, as they provide an important vehicle to transparently communicate our efforts to operate responsibly in Myanmar.

COMMUNICATING ABOUT OUR HUMAN RIGHTS POLICY

The Coca-Cola Company's **Human Rights Policy** establishes a foundation for managing our business around the world in accordance with international human rights principles. In 2015, we created **posters and brochures** in multiple languages, a **manager's guide** and an **app**, in order to make our positions on human rights widely understandable across a range of cultures.

LEADING THE CONVERSATION

We continue to take steps to realize our aim and lead our industry on human rights and workplace issues:

We signed a **"friend of the court" brief** in March 2015 expressing support for marriage equality in cases pending before the U.S. Supreme Court. In June, the Court declared same-sex marriage legal in all 50 states.

In May 2015, we issued a **statement** urging World Cup organizer FIFA to address questions of labor and human rights in Qatar, host of the 2022 World Cup.

We hosted our **eighth conference** on human rights in September 2015, bringing together more than 150 leaders from business, government and nonprofit organizations.

We spoke on panels at the **UN Forum on Business and Human Rights** in November 2015.

In April 2016, we released a **statement** on the importance of equal rights for the lesbian, gay, bisexual and transgender (LGBT) community.

In May 2016, we were one of five companies to launch the **Leadership Group for Responsible Recruitment**, focused on combating the exploitation of migrant workers in global supply chains.

MOVING FORWARD TO RESPECT HUMAN AND WORKPLACE RIGHTS

We have begun a comprehensive global effort to identify salient human rights issues and risks throughout our value chain. We expect to have a deeper understanding of our salient issues and risks by the end of 2016. In 2017, we will then assess changes needed, if any, to our Human Rights Policy, due diligence and remediation processes to address these risks.

READ MORE ABOUT HUMAN AND WORKPLACE RIGHTS ON COCA-COLA JOURNEY ›



In honor of Human Rights Day, we asked Coca-Cola Associates, "What Do Human Rights Mean to You?" Watch now.

The Coca-Cola Company has worked with its business units and independent bottlers to explore the salient human rights risks – that is, the most severe impacts on people's human rights – that could be linked to its business. This leading-edge work will help further embed respect for human rights in how business gets done across its operations and value chain. We look forward now to seeing the company continue and strengthen its work to reduce labour rights risks while broadening its lens to address other salient human rights issues as well. In doing so, the company can help tens of thousands of people better enjoy their human rights, while also reducing risks to its own business.

CAROLINE REES, PRESIDENT
SHIFT PROJECT

The Coke Team Proud to Be Part of Auckland Pride Festival

Parade provides a platform for people to gather, socialize and express themselves.

Read more on Coca-Cola New Zealand Journey



In Depth: Aligning with the UN Guiding Principles on Business and Human Rights

We continue to engage with Shift Project Ltd. and provide a comprehensive disclosure, including content in response to the questions in the "UN Guiding Principles on Business and Human Rights Reporting Framework."

Read our complete disclosure in Shift's database.

The Coca-Cola system received the Bonsucro® Sustainability Award for Buyers Supporting Transformational Change, in recognition of our leadership, commitment and holistic approaches to sustainable sugarcane production.



SUSTAINABLE PACKAGING

Coca-Cola Has Distributed 40 Billion PlantBottle™ Packages in Over 40 Countries

Continues progress against recovery and recycling commitments

OUR APPROACH TO SUSTAINABLE PACKAGING

Packaging is essential to the protection and safety of our products. We are focused on sustainable packaging efforts and evaluating opportunities to reduce our waste and emissions profile, as packaging represents the second largest contributor to the Coca-Cola system's potential carbon footprint. In 2015, our work on sustainable packaging continued on multiple fronts, including packaging redesign, support for recycling programs and infrastructure, and development of desirable products using recycled materials in creative ways.

IN-DEPTH: EXPLORE OUR PROGRESS

- Our Approach to Sustainable Packaging
- Our Progress: What We're Doing and How We're Doing It
- An Introduction to PlantBottle Packaging
- Packaging Recycling at Coca-Cola
- Packaging Recovery at Coca-Cola

RENEWABLE RESOURCES REDUCE RELIANCE ON FOSSIL FUELS

We continue to look for opportunities to lessen our dependence on fossil fuels through the increased use of recycled and renewable materials. In 2015 alone, for example, we distributed 8.7 billion PlantBottle packages. Since the launch of our first-generation 30 percent PlantBottle packaging in 2009, we have distributed more than 40 billion PlantBottle packages in over 40 countries. Made from up to 30 percent plant-based materials, the use of PlantBottle packaging to date has helped save 365,000 metric tons of potential carbon dioxide emissions—equivalent to 41 million gallons of gas, more than 77,000 cars, or more than 845,000 barrels of oil.

In June 2015, we announced 100 percent PlantBottle, a breakthrough in packaging innovation. Using groundbreaking technology, a prototype of the world's first fully recyclable PET plastic bottle made entirely from renewable plant

CONTINUE READING ON PAGE 18


plantbottle

PlantBottle 2.0

The PlantBottle 2.0 innovation is the world's first prototype PET bottle made entirely from plants. PlantBottle packaging uses innovative technology that converts natural sugars found in plants into the ingredients for making fully recyclable PET plastic bottles.



The Circular Economy Could Be the Total Package

Ulrike Sapiro, Coca-Cola's director of sustainability for Western Europe, discusses the business case for our vision.

- The Circular Economy: What Does it Mean to Coca-Cola's Director of Sustainability?
- The Circular Economy: What Changes Do Stakeholders in the Packaging Sector Need to Make?
- The Circular Economy: How is it a Business Opportunity for Coca-Cola and the Packaged Goods Industry?
- The Circular Economy: How Important is Innovation and Effective Regulation?

Our Progress	2015 (ESTIMATE)
By 2015, we aim to recover and recycle **50% of the equivalent bottles and cans** we introduce globally each year.	59%
By 2020, work with our partners to **recover and recycle the equivalent of 75%** of the bottles and cans we introduce into developed markets.	59%

materials—sugarcane and sugarcane processing waste—was introduced. Our system continues to make progress on rPET, and to improve our packaging climate impact through lightweighting, a process that improves the design of our packages. Results in these areas account toward our goal to reduce the carbon footprint of the "**drink in your hand**" by 25 percent by 2020.

Read more about our successes, challenges and ongoing work to improve our packaging in our **progress report on Coca-Cola Journey**.

RECOVERY, RECYCLING AND THE CIRCULAR ECONOMY

In 2015, we estimate that we helped to recover and recycle bottles and cans globally equivalent to 59 percent of the bottles and cans introduced into the marketplace by the Coca-Cola system, surpassing our 2015 goal of 50 percent. In developed markets, in 2015, we also estimate that our efforts contributed to a 59 percent recovery rate toward meeting our commitment to recover and recycle by 2020 the equivalent of 75 percent of bottles and cans introduced into the marketplace by the Coca-Cola system.

Our long-term vision is to leverage our significant scale and resources to contribute meaningfully to the "circular economy," where materials are recycled and reused for as long as possible to ensure maximum value is gained from them. We have been a long-time proponent of circular thinking, particularly when it comes to packaging. Coca-Cola introduced refillable bottles 120 years ago. As market and consumer preferences continue to shift, we are shifting our packaging to meet those needs. We have a long history of developing sustainable, recyclable packaging that meets consumer preferences while protecting the integrity of our products, as well as supporting technology innovation such as food grade recycled PET and plant-based materials.

Achieving our circular economy vision requires significant investment from many sectors in innovation, infrastructure, and public-private collaboration, as well as shifts in public behavior.

As part of our work to support growth in recovery and recycling, in 2014 Coca-Cola joined other leading companies to launch the Closed Loop Fund. Envisioned as a $100 million, five-year investment by participating companies, the Closed Loop Fund provides zero- and low-interest loans to U.S. cities and recycling companies to improve recycling infrastructure. We also support The Recycling Partnership, a national nonprofit transforming recycling in towns across America. Other recovery initiatives include the Keep America Beautiful public space recycling bin grant program and regional recycling joint ventures.

READ MORE ABOUT SUSTAINABLE PACKAGING ON COCA-COLA JOURNEY ▸

"Coca-Cola has been a key partner in Ocean Conservancy's annual International Coastal Cleanup helping to remove millions of pounds of trash from beaches and waterways globally since 1995. For the past 21 years Coca-Cola team members have exemplified passion and dedication to trash free seas by joining volunteers around the world to document and collect marine debris. We look forward to working with Coca-Cola closely on future cleanups and also through the Trash Free Seas Alliance as we all move toward a future of trash free seas."

ALLISON SCHUTES, SENIOR MANAGER, TRASH FREE SEAS, OCEAN CONSERVANCY.



From Start to Finish—Reducing Packaging Impacts in Brazil

Recycling in Brazil carries a strong social demand. Our local teams do their part to support national and local initiatives.

Read more on Coca-Cola Brasil Journey


Please
bottle
cans

The Green Team - Coke Employees Promote Sustainability Year-Round:

A group of employees at Coca-Cola headquarters in Atlanta formed an independent "Green Team" to promote sustainability internally and externally. Read more about how their "Do One Thing" campaign will help others realize their potential to make an impact on an individual basis.


plantbottle

We have distributed **more than 40 billion PlantBottle packages** in over 40 countries worldwide.

CLIMATE PROTECTION

Coca-Cola Signs Historic Commitments for Climate Protection

ADVANCING THE GLOBAL CLIMATE CONVERSATION

In 2015, an unprecedented number of world leaders gathered for the 2015 United Nations Climate Change Conference (COP21) and 195 countries adopted a historic agreement to address climate change. COP21 presented a golden opportunity to reinforce our public commitment to climate protection:

- Before the conference, we committed to two climate leadership initiatives from the We Mean Business coalition. They are to **reduce short-lived climate pollutant emissions** and to participate in a **low-carbon technology partnerships initiative**.
- Our Chairman and CEO, Muhtar Kent, signed the **Food and Beverage Leadership Statement on Climate Change**. Uniting global food companies on climate action, the statement pledged continued action toward supply-chain sustainability and urged world leaders to forge a robust agreement in Paris.
- We joined the White House's **American Business Act on Climate Pledge**.

REDUCING CARBON IN OUR VALUE CHAIN

We continue our work to make changes in our operations and throughout the Coca-Cola system value chain to reduce our climate impact. This is reflected in our decision to bring several sustainability initiatives under one goal to reduce the carbon footprint of the "**drink in your hand**" by 25 percent by 2020. Progress toward reducing the greenhouse gas emissions across our manufacturing processes, packaging formats, delivery fleet, refrigeration equipment and ingredient sourcing is now being measured toward the "drink in your hand" goal.

In 2015, the Coca-Cola system estimates to have reduced the CO_2 embedded in the "drink in your hand" by 13 percent.* Contributing to this 2015 progress was a 2 percent improvement in manufacturing operations' energy efficiency, the distribution of 8.7 billion PlantBottle™ packages, and the placement of nearly 494,000 units of HFC-free refrigeration equipment.

CONTINUE READING ON PAGE 20


OUR PROGRESS
In 2015, the Coca-Cola system estimates to have reduced the CO_2 embedded in "the drink in your hand"
BY 13%



COP21 Series

We committed to two climate leadership initiatives, made pledges of continued action on and support of sustainability efforts, and advocated for a strong climate deal at COP21.

Read more from our series of climate-focused business articles providing updates of our programs, opinions and participation in events connected to the climate negotiations in Paris.

IN-DEPTH REPORTING

- **Climate Protection Overview**
- **Position Statement on Climate Protection**
- **An Ambitious Goal: Reducing Carbon in Our Value Chain**
- **Manufacturing Emissions**
- **Emissions in Developed Countries**
- **Collaborating and Moving Forward**


Clever and Cool

We placed nearly **494,000** units of HFC-free equipment in 2015, bringing our global total to 1.8 million units.

Our business unit leaders and bottling partners have set draft reduction targets through 2020, and have been given the flexibility to look across our value chain to implement locally relevant programs designed to help them meet their targets.

WIN-WIN INITIATIVES

As we continue this journey, it's increasingly evident that climate protection is closely related to other sustainability challenges. Many of our sustainability initiatives are "win-win" in that they contribute or are related to the positive impacts of our climate work. For example:

Water: Climate change is expected to have a major impact on water availability—a critical issue for our business. One of our key climate adaptation areas is our **replenish strategy**—the goal of which is to replenish 100 percent of the water used in our finished beverages back to communities and nature.

Agriculture: Our **Sustainable Agriculture Guiding Principles** guide our suppliers in reducing greenhouse gas emissions and other impacts through improved agricultural practices. One of our programs, **Coletivo Forest**, strengthens the capabilities of superfruit harvesters living near the Amazon River, resulting in environmental conservation, greater economic value and reduced greenhouse gas emissions.

Packaging: Our efforts to reduce, reuse, recycle and redesign our packaging contribute to climate protection as well as environmental conservation. That's why we measure two of our key packaging sustainability initiatives under the "drink in your hand" goal: lightweighting (material efficiency) and sourcing PET plastic from recycled or renewable materials. To learn more, visit our **packaging website**.

** The 13 percent calculation of progress toward our "drink in your hand" goal has been internally vetted using accepted and relevant scientific and technical methodologies, but those methodologies are evolving. We are working to simplify our data collection and measuring systems, and plan to have our data externally verified by an independent third party for 2016. At that time, we will also revisit our 2015 estimate to ensure its accuracy and make any updates or necessary corrections, if any, to our public reporting.*

READ MORE ABOUT CLIMATE PROTECTION ON COCA-COLA JOURNEY ›



Celebrating Work on the Amazon

During COP21, our Coletivo Forest program received the Best Sustainable Development Solution award, recognizing the program model as a replicable solution in Brazil and other parts of the world toward meeting Sustainable Development Goals (SDGs).



"As a supporter of the Refrigerants, Naturally! initiative, UNEP has partnered with The Coca-Cola Company since 2004 to catalyze a global technology shift in point-of-sale refrigeration equipment towards energy-efficient natural refrigerants. Coca-Cola has truly "walked the talk" by deploying nearly 2 million climate-friendly HFC-free coolers around the world to date, thus avoiding harmful gases that contribute to climate change or harm the ozone layer. UNEP commends The Coca-Cola Company in its demonstration of corporate leadership in this sector, its substantial investments in natural refrigerant-based technology, and its openness to share its experiences with others."

DR. SHAMILA NAIR-BEDOUELLE, HEAD OF OZONACTION, UNITED NATIONS ENVIRONMENT PROGRAMME



Green Mobility Project

Introducing 100 new electric cars to sales executives helps reduce emissions in Sicily. [illegible]



Coca-Cola FEMSA,

our system's largest independent bottler, intends to source 85% of its manufacturing energy in Mexico from clean energy by 2020 and has begun to engage with wind farm developers.

Sustainability in North America

Bruce Karas, vice president of Environment & Sustainability for Coca-Cola North America, and his team share their passion and work in a video that highlights the region's efforts in water stewardship, climate protection and sustainable packaging.



SUSTAINABLE AGRICULTURE

Accelerating Sourcing of Ingredients Under Our Sustainable Agriculture Program

TAKING ACTION IN OUR AGRICULTURAL SUPPLY CHAIN

Coca-Cola's priority agricultural ingredients include cane and beet sugar, high fructose corn syrup, stevia, tea, coffee, oranges, lemons, grapes, apples, mangos, pulp and paper fiber for packaging, palm oil and soy. Through our bottling partners and suppliers, collaborations with farmers, communities and other key partners, we are bringing about the development of a healthy and more sustainable agricultural supply chain.

What we mean by 'sustainable agriculture' is that our farm suppliers meet certain standards, among other requirements, relating to human and workplace rights, environmental protection, and responsible farming management, otherwise known as our **Sustainable Agriculture Guiding Principles (SAGP)**.

To guide our supply chain partners in operating more sustainably, we assess environmental and social impacts at the source. In 2013, Coca-Cola began conducting **country-based studies** on land rights, child labor and forced labor practices in our main sugarcane production countries. As of early 2016, Coca-Cola has published the results of the studies for **Colombia**, **Guatemala**, **El Salvador**, **Honduras** and **Brazil**. Research and fieldwork is currently underway in India, Mexico and several countries in Africa. We plan to release these market findings as well.

EXPANDING OUR WORK WITH SMALLHOLDER FARMERS

Smallholder farmers are an essential component of a more sustainable and productive food supply chain. In 2015, we expanded our work with smallholder farmers to encourage more sustainable farming practices.

For example, in China we **partnered with WWF and the Jinjing Tea Company**, a supplier for Coca-Cola, to introduce practices that both reduced agricultural

CONTINUE READING ON PAGE 22


In 2015, we procured
MORE THAN 95%
of our globally sourced coffee and tea from sustainable sources.
Honest Tea Interactive Map
In 2015, Honest Tea launched an interactive map on its website detailing the sourcing locations of more than 40 ingredients used in its products. Read more.
Our Sustainable Agriculture Goal and Progress
We are on track to sustainably source our key agricultural ingredients by 2020
Coca-Cola
is contracted to source over
1 MILLION
TONS OF MORE SUSTAINABLE SUGAR IN 2016
that is compliant with our SAGP.
Coca-Cola has published
examining human-rights impacts in our sugar supply chain in COLOMBIA, GUATEMALA, EL SALVADOR, HONDURAS AND BRAZIL.



Bea Perez, CSO, Reflects on Sustainability after Visit to China

Coca-Cola's Golden Triangle partnerships are having an impact in China and other countries. Read more.

IN-DEPTH REPORTING

- Our Approach
- Our Goal and Progress
- Our Key Programs Around the World
- The Water-Energy-Food Nexus
- Sustainable Agriculture Guiding Principles



The Unlikely Environmentalists: Sugarcane Growers Protecting The Great Barrier Reef

Project Catalyst has helped more than 75 farmers develop plans to reduce agricultural runoff in the Great Barrier Reef.

Read more on Coca-Cola Australia Journey

"TechnoServe has partnered with Coca-Cola on multiple initiatives to sustainably source its top agricultural ingredients, such as fruit, coffee and tea. This work has contributed to more sustainable farming practices and helped hundreds of thousands of smallholder farmers in Sub-Saharan Africa, Asia, Latin America and the Caribbean to lift themselves out of poverty and provide better futures for themselves and their families. In order to build on this impact, we must now scale these efforts across supply chains while integrating important priorities like water conservation and women's empowerment."

WILLIAM WARSHAUER, TECHNOSERVE PRESIDENT AND CEO

We finalized our Supplier Engagement Program guidance document to help our suppliers comply with our Sustainable Agriculture Guiding Principles. We use a seven-step supplier verification program to measure progress toward compliance.

runoff and improved the biological diversity of the tea farm. Together, we built water-collecting and irrigation systems, and constructed wetlands. As a result, the farm has met Coca-Cola's sustainable sourcing requirements under our SAGP. We are building this model of smallholder engagement for other crops, working with **Mercy Corps** on sugarcane in China, engaging with **IFC** and **Solidaridad** on sugarcane in India, and partnering on **Promesa Café** with **Heifer International** and the Howard G. Buffett Foundation on coffee in Mexico.

WORKING WITH BOTTLING PARTNERS

We continue to work collaboratively with our bottling partners to develop more sustainable agriculture best practices—sometimes taking the lead and at other times learning from their expertise. For example, with our bottling partner, **Coca-Cola HBC**, together we have focused primarily on establishing several pathways to compliance with our SAGP for all key agricultural ingredients, starting with sugar beet and sugarcane. Additional bottling partners, such as **SABMiller** and **Coca-Cola FEMSA**, have also embraced sustainable procurement standards. We are dedicated to sharing our findings with and gaining insights from our bottling system to work to increase SAGP compliance for all ingredients sourced.

READ MORE ABOUT SUSTAINABLE AGRICULTURE ON COCA-COLA JOURNEY ›

GIVING BACK TO COMMUNITIES

The Coca-Cola Foundation and the Company Together Award More Than $117 Million in 2015

One percent of The Coca-Cola Company's annual operating income is invested back into the community through The Coca-Cola Foundation and Company donations. Since its inception in 1984, the Foundation has awarded more than $830 million in grants to support sustainable community initiatives around the world.

In 2015, The Coca-Cola Foundation and the Company together gave back more than $117 million or 1.2 percent of our operating income. Foundation grants composed $84.5 million of our giving worldwide, with the remaining $32.5 million contributed from The Coca-Cola Company.

Grants from The Coca-Cola Foundation in 2015 directly benefited nearly 300 organizations across more than 70 countries.

The Foundation's strategy is aligned with the Company's sustainability platform. In 2015, 90 percent of grants were focused on the platform's core priorities: women, water and well-being.

CONTINUE READING ON PAGE 24



THE
Coca-Cola
FOUNDATION
The Foundation and
The Coca-Cola Company
together donated more than
$117 MILLION TO
COMMUNITIES IN 2015



Donations benefited
~300 ORGANIZATIONS
across more than
70 Countries and Territories



90 percent of grants focused on core priorities of women, water and well-being.



COCA-COLA CHARITABLE CONTRIBUTIONS

CATEGORY	2015	2014	2013
Water	21%	21%	19%
Women	4%	4%	–
Well-Being	65%	67%	70%
Humanitarian/Disaster Relief	3%	2%	3%
In-Kind	7%	6%	8%
TOTAL	100%	100%	100%



$8.4 MILLION
provided through the
2-for-1 Coca-Cola
Matching Gifts Program
for employees' personal
charitable contributions

The following are just a few of the **nearly 300 organizations the Foundation reached in 2015**.

- $7 million to the **Replenish Africa Initiative**, or RAIN, which improves sustainable access to safe water and supports women's empowerment and sustainable agriculture across Africa.
- $949,000 to support wetland restoration in the Danube River Basin, the largest in Europe.
- $350,000 to support the Mekong Vitality Expanded Project implemented by Pact to strengthen the social and economic status of Vietnamese women by increasing their savings and providing access to credit for enterprise development.
- $200,000 to support **The Nature Conservancy** in nine freshwater replenishment projects in watersheds throughout North America.

Our presence in more than 200 countries and territories and our extensive logistical infrastructure position us well to respond to disaster anywhere in the world. When natural disasters strike, the Foundation and the Coca-Cola system respond to offer emergency relief. In 2015, the Foundation provided $3 million in humanitarian and disaster relief efforts throughout the world, including support for victims of the Nepal earthquake, relief responses to flooding in Myanmar, wildfires in the Western U.S., and humanitarian relief for the European refugee crisis.

READ MORE ABOUT GIVING BACK ON COCA-COLA JOURNEY ▸



Strong Roots = Strong Communities

Coca-Cola and its partners in Mexico have worked together to plant over 68 million trees, to help enable women entrepreneurs and to help improve water harvesting, creating an important eco-restoration project for the region.

Read More on Coca-Cola Mexico Journey

New Foundation President

In April 2016, we welcomed Helen Smith Price as president of The Coca-Cola Foundation and vice president of Global Community Affairs for The Coca-Cola Company. Price had served as executive director of the Foundation since 2001.

Read more



Changing Lives through Opportunity

The Coca-Cola First Generation Scholarship program has helped more than 3,200 college students at more than 520 campuses in the U.S.

Read more

"With a big, bold, audacious and inclusive dream, and a powerful collaboration like this one between Operation HOPE and The Coca-Cola Company, we just might save many women from generational poverty."

JOHN HOPE BRYANT, FOUNDER OF OPERATION HOPE, WHICH HAS RECEIVED $1 MILLION FROM THE COCA-COLA FOUNDATION FOR FINANCIAL EDUCATION FOR WOMEN AND GIRLS IN THE UNITED STATES


OPERATION
HOPE


EKOCENTER

EKOCENTER : A Catalyst for Community Growth

Our EKOCENTER initiative continues to gather momentum with new partners coming aboard and more than 130 units placed in eight countries as of July 2016. EKOCENTER was developed on the belief that local, shared values and entrepreneurship are the keys to long-term growth. At first sight, EKOCENTER is a solar-powered kiosk that is run as a market by a female entrepreneur. EKOCENTER empowers communities with critical goods and services such as solar power, connectivity, entertainment and, at times, safe drinking water and health services.



Our Approach to Reporting

Coca-Cola is committed to reporting comprehensively and transparently. Our complete Sustainability Report is online at Coca-Cola Journey. We invite you to explore these disclosures and core reporting elements via links on this page.



About This Report

The systems, scope and activities associated with our reporting.



Disclosure & Content Index

Our reporting against leading sustainability frameworks - GRI, UNGC, UNGP and SDGs.



2020 Sustainability Commitments

Our progress on the sustainability commitments that we aim to achieve by 2020.



Priority Issue Analysis

Prioritizing our issues enables us to report on those that matter most to our business and stakeholders.



Our Refreshed Reporting Structure

How to navigate our sustainability reporting.



Ethics & Compliance

Our commitment to building an ethical business culture throughout the Coca-Cola system.



Stakeholder Engagement

Engaging our stakeholders informs our decisions and enhances our progress on our 2020 sustainability commitments.



Corporate Governance

Guiding our performance and our commitment to good and effective corporate governance.



Our Value Chain

Working with reliable partners on sustainability programs across our value chain.



Assuring the Accuracy of our Disclosures

Assurance provides external validation of our commitments and enhances the accuracy of our disclosures.



Regional Sustainability Reports

Sharing the work of our bottling partners and business units across the system.